Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Jack in the Box Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 33-67450, 33-51490, 333-85669, 333-88356, 333-127765, 333-26781, 333-115619, 333-134186, 333-143032, 333-150913, and 333-1685554) on Form S-8 of Jack in the Box Inc. of our reports dated November 23, 2010, with respect to the consolidated balance sheets of Jack in the Box Inc. and subsidiaries as of October 3, 2010 and September 27, 2009, and the related consolidated statements of earnings, cash flows, and stockholders’ equity for the fifty-three weeks ended October 3, 2010 and the fifty-two weeks ended September 27, 2009, and September 28, 2008, and the effectiveness of internal control over financial reporting as of October 3, 2010, which reports appear in the October 3, 2010, annual report on Form 10-K of Jack in the Box Inc.
/s/ KPMG LLP
San Diego, California
November 23, 2010